Lion Copper and Gold Announces Commencement of 2023 Exploration Program and Update to
Convertible Debenture Financing

February 10, 2023, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce the commencement of its 2023 exploration program as funded by a US$2,500,000 early advance of the Stage 3 Program of Work with Nuton, a Rio Tinto venture, as referenced in the parties' March 18, 2022 Option Agreement. See news release dated March 21, 2022 for details.

The exploration program is composed of 10,000 ft of core drilling, 9,500 ft of reverse circulation drilling and various soil and rock chip sampling programs.

Primary exploration targets include:

  Bear Deposit
  MacArthur East
  MacArthur Wedge
  Mason Pass Prospect
  Reno Prospect
  Singatse Target

The Company is further pleased to announce that it has awarded the drilling contract to Alford Drilling LLC (of no relation to Mr. Tony Alford, a director of the Company) of Elko, Nevada, and drill crews are scheduled to mobilize to Yerington in February.

Travis Naugle, Lion CG's Co-Chairman and CEO, states, "We are highly motivated to test these highly prospective copper targets located on the company's land package, and appreciate Rio Tinto's shared priority in growth through exploration, as evidenced by providing an advance on Stage 3 funding. We are hopeful that any number of these targets might result in new discoveries beyond that of the currently known Yerington and MacArthur deposits. We now look forward to advancing the exploration program safely and efficiently."

Additional details of the exploration program are provided in a presentation posted on the Company's website.

Convertible Debenture Private Placement

The Company also announces that further to its news release of January 12, 2023, the conversion price of the Debentures being offered pursuant to its private placement of unsecured convertible debentures ("Debentures") for gross proceeds of up to US$1,306,172 (C$1,753,796.50) (the "Offering") has been amended to $0.095 (US$0.07) per common share of the Company for the first 10 months from the closing date, and thereafter at $0.10 (US$0.074) per common share for an additional 10 months.  In connection with the sale of the Debentures, the Company will also issue up to 18,461,015 common share purchase warrants (the "Warrants") to the purchasers. Each Warrant will entitle the holder to acquire a common share of the Company at a price of C$0.095 (US$0.07) for a period of 20 months from the Closing Date.  All other terms of the Debentures are as disclosed in the January 12 news release.

All securities issued pursuant to the Offering will be subject to a statutory hold period of four months from the date of issuance of the Debentures. The Offering is subject to final approval by the TSXV. The securities will also be subject to restrictions on resale under Rule 144 under US Securities laws, which in general requires that the securities be held for six months prior to being eligible for resale.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship copper projects at Yerington, Nevada through an Option to Earn-in Agreement with Rio Tinto.

About Rio Tinto

Rio Tinto is a mining and metals company operating in 35 countries around the world that produces the materials essential to human progress. It aims to help pioneer a more sustainable future, from partnering in the development of technology that can make the aluminum smelting process entirely free of direct GHG emissions, to providing the world with the materials it needs - such as copper and titanium - to build a new low-carbon economy and products like electric vehicles and smartphones.

About Nuton

Nuton is an innovative new venture that aims to help grow Rio Tinto's copper business. At the core of NutonTM is a portfolio of proprietary copper leach related technologies and capability - a product of almost 30 years of research and development. The NutonTM technologies offer the potential to economically unlock known low-grade copper sulphide resources, copper bearing waste and tailings, and achieve higher copper recoveries on oxide and transitional material, allowing for a significantly increased copper production outcome. One of the key differentiators of NutonTM is the potential to deliver leading environmental performance, including more efficient water usage, lower carbon emissions, and the ability to reclaim mine sites by reprocessing mine waste.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact

Karen Robertson

Corporate Communications

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The technical information in this news release has been reviewed and approved by C. Travis Naugle, QP MMSA, Co-Chairman & CEO of Lion Copper and Gold Corp. and a qualified person as defined in NI 43-101.

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "expect", or the negative of these terms and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; currency and interest rate fluctuations and other risks.

The securities referenced in this news release have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.